UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2018
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES  ☐            NO   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On September 20, 2018, Summit Therapeutics plc (the “Company”) issued a press release announcing its financial results for the three and six months ended July 31, 2018 and operational progress. The press release also announced that on September 20, 2018, Dr. Barry Price and Professor Stephen Davies stepped down from the board of directors of the Company as part of the Company’s re-alignment to focus on the development of new mechanism antibiotics. Dr. Price’s and Professor Davies’ decisions to resign were not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The related press release is attached hereto as Exhibit 99.1.

The information in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

The unaudited condensed consolidated interim financial statements of the Company and its subsidiaries for the three and six months ended July 31, 2018 are attached hereto as Exhibit 99.2. Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-224938).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer
Date: September 20, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated September 20, 2018
99.2	Unaudited Condensed Consolidated Interim Financial Statements